2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 7842	Tel: +46 8 545 074 70
Fax: +1 604 689 4250	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Steps Up Exploration Activities

April 12, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to provide an update of the Company’s drill-intensive surface exploration activities at its 100% owned* projects in Ireland, Sweden, Portugal and Spain.

IRELAND

Exploration drilling activity in the vicinity of the company’s Galmoy mine increased during the last quarter of 2006 and the first quarter of 2007. Six drill rigs are now working in the Galmoy Block of licences, five of them in the vicinity of the mine. To date in 2007 there have been 53 exploration drill holes completed for a total of 6,556 m of drilling.

Positive results are being returned from this aggressive drill program. A recent inclined surface hole sited to the northwest of the CW Orebody intercepted massive zinc sulphide mineralization from 85.2 to 91.0 m depth (5.2 m true width) grading 21.8% Zn, 1.5% Pb. This new occurrence of high-grade mineralization is open to the south and east for at least 200 metres and is only 300 metres from the nearest mine working. Exploration of this area continues with the objective of building an additional resource that can extend the life of the Galmoy mine. Encouraging zinc-lead sulphide mineralization has also been drill-intercepted in several other locations, all of which are being actively pursued with additional drilling.

SWEDEN

Drill-testing of the deep Dalby zone, located near to the Company’s Zinkgruvan Mine in southern Sweden, is scheduled to resume in two weeks using directional drilling techniques in order to speed up and improve the evaluation of this recently discovered mineralized zone. Dalby is a new zone of ore-grade mineralization that was discovered in 2006 by deep surface drilling on the mine license, as reported on June 21, 2006. The Dalby discovery hole intercepted 6.2 m (true width) of massive sulphides grading 14.3% Zn, 4.8% Pb and 110 g/t Ag at a vertical depth of about 800 m located over 100 m horizontally and over 150 m vertically below the nearest defined mine resource. A second ore-grade intersection of 8.4 m (true width) grading 12.7 % Zn, 6.8% Pb and 136 Ag was subsequently made at a vertical depth of approximately 1050 m.

At the Company’s Norrliden* zinc project in northern Sweden a nine-hole in-fill drill program totaling 1,718m has been completed. Results confirm the geological model with expected grades and widths. These drill results match the positive metallurgical test results also recently received. A mine permit is in place while environmental permitting is in progress. Upon receipt of full permitting, development of a small initial open pit mine is contemplated to be followed by ramp-accessed underground mining at a production rate of 300,000 tonnes per year. At the nearby Copperstone project, metallurgical test work is focusing on improving gold recoveries of the Eva Discovery zinc-copper-gold mineralization and an application for a mining concession is underway for Eva. Systematic drill-testing of geophysical TEM (time-domain electromagnetic) targets has located broad zones of alteration and thin copper-zinc bearing massive sulphides within an area extending more than ten km to the north and east of the Eva Discovery.

PORTUGAL

Lundin Mining currently controls approximately 2,700 sq km of highly prospective ground in the prolific Iberian Pyrite Belt of southern Portugal. This extensive land holding surrounds the Company’s two mining operations, Neves Corvo and Aljustrel, and covers several past-producing pyrite mines as well as numerous high-quality exploration targets. The Company also has a new application pending for an additional 808 sq km exploration concession that it expects will be granted in 2007.

For 2007, the Company has budgeted €10.9 million for surface exploration activities in Portugal, including 60,000 m of diamond drilling and to collect additional geophysical data using new systems that were not available to previous workers in the area. In order to ensure that the planned program can be completed on schedule, the Company is adding two additional drill rigs to the four rigs that are already turning.

Lundin Mining Corporation
News Release

Neves Corvo Mine Lease

Nineteen intersections of the Lombador deposit have been drilled to date, beginning in 2006. Assays have been received for 14 of these holes, and results are pending for the remaining five holes. Drilling has been focused on Lombador North (LN) and Lombador South (LS) zones. A complete summary table showing the results of these holes along with a drill section showing the relative positions of the massive sulphide intercepts with respect to the Lombador deposit is provided on the Company’s website at www.lundinmining.com. Highlighted intercepts are summarized in the table below.

Drillhole	Zone	From (m)	To (m)	Interval (m)	Cu %	Pb %	Zn %
NK22A-1	LN	1,076.0	1,121.7	45.7	0.43	1.51	4.44
NG20	LS	863.0	895.0	32.0	0.46	2.44	9.82
plus		917.0	925.0	8.0	2.57	0.22	0.76
NE18C	LS	712.9	719.0	6.1	5.38	0.44	0.02
plus		731.0	744.4	13.4	1.2	1.46	6.22
NE18C-2	LS	729.5	735.8	6.3	2.43	2.95	0.08
plus		743.8	763.2	19.4	0.38	2.07	7.21
True thicknesses are not accurately known at this time; in some cases they may be less than the core lengths reported.

These holes were designed to infill large gaps between existing holes in the northern part of the deposit, and continue to outline encouraging mineralization. In particular, this drilling confirms the zinc-rich nature of the Lombador South zone and has begun to outline an area with thick intersections of high-grade zinc mineralization. The high-grade copper intersection in hole NE18C lies 130 m down plunge of the Corvo-Lombador bridge area which is currently being drilled from underground. These intersections fall within an area which is currently captured in the Inferred Resource category, and it is anticipated that they will result in a significant portion of this area being upgraded to the Indicated Resource category for 2007. Step-out drilling is also planned in order to test the extensions of the Lombador deposit, which remains open down-dip and along strike in both directions. Several high-quality exploration targets also occur on the Neves Corvo Mine Lease, within a 5 km radius of the known deposits. Improved definition through additional geophysical surveys and systematic drill testing of these targets is one of the key goals of the 2007 program. A total of 30,000 m of drilling is planned for the Neves Corvo Mine Lease program.

Aljustrel Mine Lease

As the Aljustrel Mine is brought back into production, additional drill information will be required in order to define the ultimate size of the orebodies, to upgrade Inferred Resources to Indicated, and to explore for new deposits within the mine lease. The 2007 program includes 15,000 m of surface drilling which will provide this information and allow for optimization of the mining plan at Aljustrel. The first hole of this program was started on April 6th.

Exploration Concessions

Compilation of historic data that reaches back several decades, coupled with geophysical re-modeling, has identified several high-quality regional exploration targets which have been prioritized for first-round drill-testing with a 2007 drill budget of 15,000 m. The first target, Chança, is located near the Spanish border in the northeastern corner of the exploration area and covers an area of outcropping stockwork mineralization which was historically mined for copper on a very small scale. This mineralization is interpreted to represent the feeder zone to a massive sulphide system, and exploration efforts are focused on testing geophysical and stratigraphic targets. Seven drill holes have so far been completed, intersecting broad zones (>60 m) of copper-bearing stockwork mineralization, confirming the size and strength of the mineralizing system – one capable of forming a very large massive sulphide deposit.

Lundin Mining Corporation
News Release

Geophysics

Bell Geospace Limited has been contracted to complete an airborne gravity survey using their Air-FTG© system. Initial test surveys will be completed over the Neves Corvo and Aljustrel areas in order to characterize the response from these known orebodies and compare the new data with existing ground gravity data. Data interpretation and target selection will be done using the latest 3D inversion methods which will help to define the subtle anomalies that would be created by deep massive sulphide bodies. The survey is scheduled to begin in May and will be expanded depending on results.

A crew from Crone Geophysics is on site doing orientation surface and borehole surveys on known orebodies using their most advanced TEM technology including high power transmitters, new digital receivers and cryogenic SQUID sensors. This technology is designed to detect very large and conductive massive sulphide bodies at depth and to filter out the interference caused by overlying conductive graphitic sediments. Initial test results have been very positive and it is expected to offer a vastly-improved ability to detect massive sulphide bodies at depth.

SPAIN

A 7,000 m surface exploration drill program has commenced at the Company’s 100% owned Toral zinc-lead-silver project in northwestern Spain. The objective of the program is to provide evidence that the historical resource estimate of 4.7 million tonnes grading 9.8 % Zn, 7.6 % Pb and 51 g/t Ag can be expanded. If successful, a larger in-fill resource drill program will be carried out to bring this historic resource into NI43-101 compliancy. The Company acquired the Toral property through a public bidding process for a land holding cost of €2100 for the first three years as reported on June 19, 2006.

Neil O’Brien, Senior Vice President of Exploration and Business Development for Lundin Mining, commented, "Our focused efforts to find additional ore near to our existing mines are paying off. We feel that this is a great investment of our exploration dollars because of the excellent potential to find more ore and extend the lives of each of our mines. This represents great shareholder value as we watch the asset value of our mines grow."

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. Lundin Mining also holds a 49% stake in one of the world’s largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

* The Norrliden project is owned 90% by Lundin Mining and 10% by International Gold Exploration.

Andy Bowden (Ireland), Lars Malmstrom (Zinkgruvan, Sweden), Alain Chevalier (northern Sweden) and Bob Carmichael (Portugal and Spain) are the Qualified Persons as defined by National Instrument 43-101 that have reviewed and verified the technical information contained in this news release.

Drill core was prepared and assayed at the Company’s respective mine site assay labs.

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842
Neil O’Brien, Senior Vice President, Exploration and Business Development:+1-778-991-4714

Lundin Mining Corporation
News Release

Forward-Looking Statements

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in Lundin Mining’s Annual Information Form and management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.